3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Barry M. Abelson

direct dial: 215.981.4282

abelsonb@pepperlaw.com

May 10, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3561

Attention: Perry J. Hindin

Re:	Destination Maternity Corporation Definitive Additional Soliciting Materials on Schedule 14A Filed May 7, 2018 File No. 0-21196

Dear Mr. Hindin:

This letter is submitted on behalf of Destination Maternity Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Additional Soliciting Materials on Schedule 14A, filed May 7, 2018 (the “Presentation”), as set forth in the Staff’s letter dated May 8, 2018 addressed to Barry M. Abelson, Esquire, of Pepper Hamilton LLP, legal counsel to the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to Pepper Hamilton LLP by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, slide references in the Company’s responses refer to the Presentation.

1.	Refer to the disclosure of Adjusted EBITDA on slide 22. Please provide the reconciliation required by Regulation G and Item 10(e) of Regulation S-K in the next filing you make in connection with this solicitation.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it does not intend to include prospective non-GAAP financial information in future filings made in connection with the current proxy solicitation.

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www.pepperlaw.com

Mr. Perry J. Hindin

May 10, 2018

Further, we note that for forward-looking non-GAAP financial measures such as the use of “Adjusted EBITDA before other charges” on slide 22 of the Presentation, Item 10(e)(1)(i)(B) of Regulation S-K and Rule 100(a)(2) of Regulation G requires a reconciliation to the most directly comparable financial measure prepared in accordance with GAAP “to the extent available without unreasonable efforts.” The Company has informed us that certain of the information required to calculate and reconcile to the most directly comparable GAAP financial measure to Adjusted EBITDA before other charges is not readily ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections and the uncertainty of future events. The Company’s forecast of Adjusted EBITDA before other charges is comprised of a number of directional assumptions and is not constructed directly based on GAAP figures. Developing GAAP figures, and a reconciliation thereto, would be unduly burdensome as it would require the creation of a detailed financial model which would suggest a level of precision that could arguably be misleading given the expected variability in likely actual results for such GAAP figures as well as reconciling items. It would also require forecasting adjustments to EBITDA (such as “Other Charges”) which are, by their very nature, unpredictable.

Accordingly, the Company respectfully submits that reconciliation in this case is not required under Item 10(e)(1)(i)(B) of Regulation S-K and Rule 100(a)(2) of Regulation G.

The Company would propose filing a revised version of the Presentation with the Commission, adding a new Slide 38 with additional disclosures regarding the Company’s use of Adjusted EBITDA before other charges as a non-GAAP financial measures in accordance with Items 10(e)(1)(i)(C) and (D) of Regulation S-K, as well as a footnote reference to such non-GAAP financial measure disclosure on Slide 22.

2.	Slide 30 of the presentation states that “The Miller Group…is seeking to take control of Destination without paying a control premium.” Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather with purchases of a controlling interest in the capital stock of a company.

Response: The Company acknowledges the Staff’s comment and will remove the text “without paying a control premium” from slide 30 when it files the revised version of the Presentation with the Commission. The Company further respectfully advises that it does not intend to make any such statement in the future.

Mr. Perry J. Hindin

May 10, 2018

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (215) 981-4282.

Sincerely,

/s/ Barry M. Abelson

Barry M. Abelson